ENVOY COMMUNICATIONS GROUP INC. ANNOUNCES FISCAL 2005
THIRD QUARTER RESULTS

Envoy Earns $0.17 per Share, Revenue up 21%

TORONTO, ON — August 09, 2005 — Envoy Communications Group Inc. (NASDAQ;ECGI, TSX:ECG) today announced its financial results for its third quarter and nine months ended June 30, 2005.

Revenue for the quarter increased 21% to $12.0 million compared to $10.0 million for the third quarter of 2004. Revenue for this quarter compared to the second quarter increased by 18%. Net earnings for this quarter (including the $1.9 million gain from the sale of John Street) was $3.6 million compared to $1.2 million for the same period last year. The earnings per share was $0.17 per common share, compared to $0.06 per common share for the same period last year.

For the nine months ended June 30, 2005, revenues increased 12% to $31.3 million, versus revenues of $27.9 million for the same period last year. Net earnings were $5.1 million or $0.23 per common share, compared to a net loss of ($2.8) million or ($0.19) per common share for the same period last year.

“As a result of the sale of John Street we are increasing our earnings guidance for 2005 fiscal year from $0.20 per share to $0.28 per share.” said Geoffrey Genovese, CEO of Envoy Communications Group Inc. Envoy’s Watt International had a better than expected quarter in North America and Parker Williams also performed well in the UK. Although revenues remain strong, Gilchrist UK’s margins have decreased, due to increased price pressure. We believe that our proprietary software “ODIN” will allow Gilchrist to gain additional efficiencies in the near future, thus improving its profitability.

During the nine months ended June 30, 2005, Envoy repurchased 1,816,237 shares under its normal course issuer bid program. This resulted in a total of 21,637,030 shares outstanding as of June 30, 2005.

About Envoy

Envoy Communications Group (NASDAQ: ECGI / TSX:ECG) is an international consumer and retail branding company with offices throughout North America and Europe. For more information on Envoy visit www.envoy.to.

Cautionary Statement

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E(i)(1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy’s services, changes in competition, the ability of Envoy to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy that Envoy’s plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information, please call: Envoy Communications Group Inc. Contact: Geoffrey Genovese Tel: (416) 593-1212

Or contact our investor relations department at: info@envoy.to

Financial Highlights

Envoy Communications Group Inc.
Consolidated Statements of Operations
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

For the nine months ended:	June 30	June 30
	2005	2004
Net revenue	$31,260,366	$27,890,765

Operating expenses:
Salaries and benefits	20,492,955	18,298,300
General and administrative	5,362,970	4,615,946
Occupancy costs	2,351,624	1,931,317

	28,207,549	24,845,563
Depreciation	1,839,500	1,746,667
Investment earnings	(2,043,389)	(137,313)
Accreted interest imputed on warrants and debentures	—	2,552,991
Interest expense (income) and financing costs	(87,217)	1,002,124

	27,916,443	30,010,032

Earnings (loss) before income taxes, minority interest and discontinued operations	3,343,923	(2,119,267)
Income tax expense	—	302,577

Earnings (loss) before minority interest and discontinued operations	3,343,923	(2,421,844)
Minority interest	88,238	—

Earnings (loss) from continuing operations	3,255,685	(2,421,844)
Income from discontinued operations, net of income taxes	1,801,507	(385,309)

Net earnings (loss)	$5,057,192	$(2,807,153)

Earnings (loss) per share
Basic	$0.23	$(0.19)
Diluted	0.23	(0.19)

Weighted average number of common shares outstanding	22,383,610	14,863,255

Envoy Communications Group Inc.
Consolidated Statements of Deficit
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

For the nine months ended:	June 30	June 30
	2005	2004
Deficit, beginning of period	$(48,344,277)	$(45,237,473)
Net earnings (loss)	5,057,192	(2,807,153)

Deficit, end of period	$(43,287,085)	$(48,044,626)

Envoy Communications Group Inc.
Consolidated Balance Sheet highlights
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

As at:	June 30	September 30
	2005	2004
Current assets	$41,053,129	$59,432,456
Long-term assets	42,349,646	30,823,554

	83,402,775	90,256,010

Current liabilities	6,944,215	13,003,281
Long-term liabilities	265,365	361,230

	7,209,580	13,364,511
Minority interest	250,465	—
Shareholders’ equity	75,942,730	76,891,499

	$83,402,775	$90,256,010

Envoy Communications Group Inc.
Consolidated Statements of Operations
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

For the three months ended:	June 30	June 30
	2005	2004
Net revenue	$12,001,603	$9,953,860

Operating expenses:
Salaries and benefits	7,925,936	6,264,606
General and administrative	1,669,901	1,316,244
Occupancy costs	526,377	656,289

	10,122,214	8,237,139
Depreciation	664,054	589,704
Investment Earnings	(540,834)	(87,848)
Interest (income) expense and financing costs	(31,620)	11,024

	10,213,814	8,750,019

Earnings before income taxes, minority interest and discontinued operations	1,787,789	1,203,841
Income taxes	—	69,136

Earnings before minority interest and discontinued operations	1,787,789	1,134,705
Minority interest	80,226	—

Earnings before discontinued operations	1,707,563	1,134,705
Earnings from discontinued operations, net of income taxes	1,890,880	109,725

Net earnings	$3,598,443	$1,244,430

Earnings per share
Basic	$0.17	$0.06
Diluted	0.17	0.06

Weighted average number of common shares outstanding	21,737,927	21,383,348

Envoy Communications Group Inc.
Consolidated Statements of Deficit
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

For the three months ended:	June 30	June 30
	2005	2004
Deficit, beginning of period	$(46,885,528)	$(49,141,916)
Net earnings	3,598,443	1,244,430

Deficit, end of period	$(43,287,085)	$(47,897,486)